555 IH 35 South, Suite 500 – New Braunfels, Texas 78130 – (830) 302-5200

April 11, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561
Attn: Mr. Scott Stringer and Mr. Adam Phippen

Re:	Rush Enterprises, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 23, 2023

File No. 000-20797

Dear Mr. Stringer and Mr. Phippen:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below is the Company’s response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated March 29, 2023, to Steven Keller, Chief Financial Officer and Treasurer of the Company, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed with the Commission on February 23, 2023 (the “Form 10-K”). For your convenience, the text of the Staff’s comment is set forth below in bold type followed by the Company’s response.

Item 9A. Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting, page 80

1.

Please tell us why you have not disclosed management's assessment of your internal control over financial reporting, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Response:

The failure to disclose management’s conclusion that the Company maintained effective internal control over financial reporting as of December 31, 2022, was an inadvertent omission. The second paragraph under the subheading “Management’s Annual Report on Internal Control over Financial Reporting” on page 80 of the Company’s Form 10-K, should have included the sentence set forth in bold type below:

“As of December 31, 2022, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013 Framework). Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2022, based on those criteria.”

U.S. Securities and Exchange Commission
Division of Corporate Finance
April 11, 2023

In future filings, the Company will ensure that it discloses management’s assessment of its internal control over financial reporting, including the Company’s conclusion as to whether or not its internal control over financial reporting is effective.

* * * *

Please let us know if you have any further questions or if we can clarify any other issue that you may have. You may call me at (830) 302-5257.

Sincerely,

/s/ Michael Goldstone Michael Goldstone Senior Vice President, General Counsel and Corporate Secretary

cc:	W.M. “Rusty” Rush President, Chief Executive Officer and Chairman of the Board Rush Enterprises, Inc. Steven Keller Chief Financial Officer and Treasurer